U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

RenaissanceRe Holdings Ltd.
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   (Last)                            (First)              (Middle)

Renaissance House, 8-12 East Broadway
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                                    (Street)

Pembroke HM 19 Bermuda
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   (City)                            (State)                (Zip)
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2.   Date of Event Requiring Statement (Month/Day/Year)

11/01/2002
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

98-013-8020
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4.   Issuer Name and Ticker or Trading Symbol

Platinum Underwriters Holdings, Ltd. (NYSE: PTP)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person
     [_]  Form Filed by More than One Reporting Person
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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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

Common Shares, $.01 par value(1)      3,960,000                   D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*    If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
                                                                                                                              (Over)
                                                                                                                     SEC 1473 (3-99)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

Options(1)               11/01/2002 11/01/2012      Common Shares, $.01    2,500,000     $27.00         D
                                                    par value
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====================================================================================================================================

Explanation of Responses:

(1)  Concurrently with the closing of the initial public offering of Platinum Underwriters Holdings, Ltd. ("Platinum"),
     RenaissanceRe Holdings Ltd. ("RenaissanceRe") purchased 3,960,000 common shares of Platinum in a private placement transaction.
     In connection with its investment, RenaissanceRe also received a ten-year option to purchase up to 2,500,000 common shares of
     Platinum at a per share price of $27.00.


By: /s/ Stephen H. Weinstein                                    11/04/02
    -----------------------------------------            -----------------------
    Name:  Stephen H. Weinstein                                   Date
    Title: Vice President, General Counsel & Secretary


**   Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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